SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Peerless Systems Corporation
(Name of Issuer)

Common Stock $.001 Par Value
(Title of Class of Securities)

705536100
(CUSIP Number)

Steven M. Bathgate
5350 South Roslyn Street
Suite 400
Greenwood Village, CO 80111
303-694-0862
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 10, 2010
(Date of Event Which Requires Filing of This Statement)

If the Reporting Person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, seethe Notes).

CUSIP No. 705536100	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MARGARET BATHGATE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 100,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 189,522(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON* IN

(1)
Includes 27,241, 10,000 and 10,000 shares of Common Stock directly owned by Steven Bathgate, the Bathgate Family Partnership II Ltd. (“BFP”), and Allison Bathgate, respectively. Also includes 17,240 shares of restricted common stock and 25,041 options directly owned by Steven Bathgate, which options will vest within 60 days of the date hereof.

CUSIP No. 705536100	13D	Page 3 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ALLISON BATHGATE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 10,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 189,522(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON* IN

(2)
Includes 27,421, 10,000 and 100,000 shares of Common Stock directly owned by Steven Bathgate, BFP and Margaret Bathgate, respectively. Also includes 17,240 shares of restricted common stock and 25,041 options directly owned by Steven Bathgate, which options will vest within 60 days of the date hereof.

CUSIP No. 705536100	13D	Page 4 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) STEVEN BATHGATE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 62,462(3)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 62,462(3)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 189,522(3),(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON* IN

(3)
Includes 17,240 shares of restricted common stock and 25,041 options directly owned by Steven Bathgate, which options will vest within 60 days of the date hereof.  Also includes 10,000 shares of Common Stock directly owned by BFP.

(4)	Includes 10,000 and 100,000 shares of Common Stock directly owned by Allison Bathgate and Margaret Bathgate, respectively.

CUSIP No. 705536100	13D	Page 5 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BATHGATE FAMILY PARTNERSHIP II, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION COLORADO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 10,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *
14	TYPE OF REPORTING PERSON* PN

*	Less than 1%

Item 1.  Security and Issuer.

This statement relates to shares of the Common Stock, par value $.001 (the “Common Stock”), of Peerless Systems Corporation (“Peerless” or the “Company”).  The address of the principal executive offices of the Company is 2361 Rosecrans Ave, Suite 440, El Segundo, CA 90245.

Item 2.  Identity and Background.

(a)  This statement is filed by Margaret Bathgate, Steven Bathgate, Allison Bathgate and BFP (collectively, the “Reporting Persons”).  Steven Bathgate is the sole general partner of BFP.

(b) The principal business address of each of the Reporting Persons is c/o GVC Capital LLC (“GVC Capital”), 5350 S. Roslyn Street, Suite 400, Greenwood Village, CO 80111-2125.

(c)  The principal occupation of Steven Bathgate is Investment Banker at GVC Capital.  The principal occupation of Allison Bathgate is student.  The principal occupation of Margaret Bathgate is private investor.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Steven Bathgate, Margaret Bathgate and Allison Bathgate are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the shares of Common Stock owned by Margaret Bathgate, Allison Bathgate and BFP was $301,150, $31,390 and $31,900, respectively.  The shares owned by Margaret Bathgate and Allison Bathgate were acquired with personal funds. The shares of Common Stock owned by BFP were acquired with partnership’s working capital.

Steven Bathgate’s shares are comprised of 7,241 shares of vested restricted Common Stock, 17,240 shares of unvested restricted Common Stock and 25,401 options to purchase Common Stock, all of which were received in exchange for his services as a director of the Company.  His remaining 20,000 shares of Common Stock were purchased with personal funds at an aggregate purchase price of $85,250.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired the securities set forth herein because they are viewed as an attractive investment.  Based upon their evaluation of the Company’s financial condition, market conditions, and other factors they may deem material, each of them may seek to acquire additional shares of Common Stock in one or more open market or private transactions, dispose of all or any portion of the securities currently owned or take any other action set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Steven Bathgate has been a director of the Company since May 2008.  In 2008, the Company sold substantially all of its assets and announced that it was pursuing one or more transactions to enhance stockholder value, which could include any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Each of the Reporting Persons may, at any time and from time to time, review, reconsider and discuss with Peerless’s board of directors and management, their position in Peerless.  Each of the Reporting Persons also reserves the right to change his plans or intentions with respect to the Company at any time.

Item 5.  Interest in Securities of the Issuer.

(a) The aggregate percentage of Common Stock reported owned by each person named herein is based upon 3,374,231 shares outstanding.

 (b) As of the date hereof, the Reporting Persons beneficially own an aggregate of 189,522 shares of Common Stock, representing approximately 5.6% of the outstanding shares of Common Stock.  Each Reporting Person disclaims beneficial ownership of, and has excluded from the aggregate number of shares shown as beneficially owned by it, shares of Common Stock deemed to be beneficially owned by the group solely as a result of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended

By virtue of his position as general partner of BFP, Steven Bathgate may be deemed to beneficially own the 10,000 shares of Common Stock directly owned by BFP.  Mr. Bathgate has the sole power to vote and dispose of the shares directly held by BFP.

Steven Bathgate and his wife, Margaret Bathgate and their adult daughter who resides with them, Allison Bathgate may be deemed to beneficially own the shares directly owned by one another.

Except as otherwise set forth herein, each of the Reporting Persons has the sole power to vote and dispose of the shares of Common Stock directly owned by such person.

(c)  Steven Bathgate, Margaret Bathgate, BFP and Allison Bathgate tendered 20,000, 200,000, 30,000 and 10,000 shares of Common Stock, respectively, in the Company’s tender offer commenced on October 5, 2010.  Such shares were purchased on November 10, 2010 at a price of $3.25 per share.  Except as set forth herein, the Reporting Persons did not engage in any transactions in the Common Stock in the last 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Mr. Bathgate has received restricted stock of the Company pursuant to a Restricted Stock Agreement, the form of which is filed herewith as Exhibit B.  7,250 of such shares will vest on the earlier of (i) the second anniversary of the Company’s 2009 annual meeting of stockholders or June 4, 2011.  5,000 and 5,000 of such shares, respectively, will vest on the earlier of (i) the first and second anniversaries of the Company’s 2010 annual meeting of stockholders or (ii) June 23, 2011 or 2012, respectively.

Item 7. Material to be Filed as Exhibits.

A.	Joint Filing Agreement by and among Margaret Bathgate, Allison Bathgate, Steven Bathgate and BFP, dated November 22, 2010.

B.	Peerless Systems Corporation Form of Restricted Stock Agreement (incorporated by reference to Exhibit B to the Schedule 13D filed by TimothyE. Brog on November 22, 2010)

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2010 /s/ Steven Bathgate Name: Steven Bathgate Title: Individually and as attorney-in-fact for each of Margaret Bathgate, Allison Bathgate and Bathgate Family Partnership II, Ltd.

EXHIBIT A

AGREEMENT OF JOINT FILING
AND POWER OF ATTORNEY
PEERLESS SYSTEMS CORPORATION
COMMON STOCK

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of them of a Statement on Schedule 13D and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

In addition, each of the undersigned persons authorizes and designates Steven Bathgate (the "Authorized Signatory"), as its true and lawful attorney-in-fact to execute and file on its behalf any and all Forms 3, 4 and 5 (including any amendments thereto) as required by Section 16 of the Securities and Exchange Act of 1934, as amended, and any Schedule 13D or Schedule 13G (including any amendments thereto) that such person may be required to file with the United States Securities and Exchange Commission as a result of my ownership of, or transactions in, securities of Peerless Systems Corporation (the "Company").

The authority of the Authorized Signatory as such person’s attorney-in-fact hereunder shall continue until such person is no longer required to file Forms 3, 4 and 5 and Schedules 13D and 13G with regard to its ownership of, or transactions in, securities of the Company, unless earlier revoked in writing.  Such person acknowledges that the Authorized Signatory, in serving in the capacity as such person’s attorney-in-fact, is not assuming any of such person’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934, as amended.

This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 22nd day of November, 2010.

/s/ Steven Bathgate
Steven Bathgate

/s/ Margaret Bathgate
Margaret Bathgate

/s/ Allison Bathgate
Allison Bathgate

BATHGATE FAMILY PARTNERSHIP II

By:	/s/ Steven Bathgate
Steven Bathgate
General Partner